Correspondence

Mana Capital Acquisition Corp.

8 The Green, Suite 12490

Dover, DE 19901

October 5, 2022

VIA EDGAR
Division of Corporation Finance

Office of Life Sciences

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Mana Capital Acquisition Corp. (the “Company”)
Registration Statement on Form S-4, as amended
(File No. 333-265308) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 3:30 p.m. EST on Thursday, October 6, 2022, or as soon thereafter as practicable.

Please contact Michael A. Goldstein, Esq. of Becker & Poliakoff, LLP, counsel to the Company, at (212) 599-3322 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Mana Capital Acquisition Corp.

By:	/s/ Jonathan Intrater
Name:	Jonathan Intrater
Title:	Chief Executive Officer

cc:   Becker & Poliakoff, LLP

Shartsis & Friese, LLP